INVEST IN **LOVEBOX X HAPPY LOOP**

Invest in Happiness: Our home hubs bring genuine connection & mental health



lovebox.love Wilmington, United States

Technology Hardware Ecommerce Consumer Goods Retail

Highlights

1. 250K customers over the globe (80% in the US)
2. Offering investors a 2x multiple with a target repayment of 3 years (26% annualized return)
3. $24M global revenue to date (in parent company), $5M annual revenue in the US with 50% gross margin
4. Backed by consumer ecosystem elite, investor Andy Dunn, Bonobos founder (acquired $310M by Walmart).
5. Proven Nespresso/Kindle-like recurring revenue model applied to happiness content
6. New products in 2023 targeting a larger audience in the booming self-care market
7. Huge growth potential by developing sales in retail stores (90% online sales today)

Our Team



Jean Gregoire Founder & CEO

Jean has been coding & building tech since he was 12. He has a degree in engineering, a masters in computer science & was a postdoctoral researcher at MIT. In 2016 he invented the Lovebox and founded the company in 2017.



Flore Brossard Chief Marketing Officer

Flore has a masters in Digital & Product Marketing and has 5 years of experience in digital marketing across several high-end consumer brands. Her expertise in e-commerce was evident at Puressentiel where she orchestrated remarkable growth across Europe.



Victor Jager Chief Operating Officer

Victor is a double graduate from 2 business schools with degrees in business management. He worked in data analysis & performance management at Smartbox Group & Web Summit where he showcased his talent for optimizing operations through data analysis.

We bring happiness in every home while building a profitable business.



Get a 2x return on your investment while helping us make the world a happier place.


lovebox x happyloop
Bringing Joy to Every Home
One Hub at a Time

Note: investor returns are not guaranteed.

We are in the business of spreading happiness. Our products, Lovebox and the soon to launch Lovebox Channels and Happy Loop, bring unique ways of real connection to loved ones and simple routines for mental wellbeing. With our rapid growth and profitability – *and* **going viral on TikTok**-- we know we are on to something beyond simple love notes.

When you invest in Lovebox through Wefunder, you'll be part of an exciting new revenue-based lending approach to early-stage investing where investors receive 2x on their investment within a 3-year target repayment period*.

We achieve that by sharing 4.46% of our revenues every quarter until you have been repaid 2x your investment.

Example: $10,000 today --> $20,000 in 3 years*; this is a 26% annualized rate of return!

**More details about the revenue-share model in the 'Investment opportunity' section. Returns are not guaranteed.*


Backed by the elite of the consumer ecosystem
We're backed by the elite of the consumer ecosystem.
Andy Dunn, an accomplished entrepreneur, author, and investor, brings a wealth of experience and insight to the table. Dunn co-founded the menswear e-commerce brand Bonobos in 2007, which was later acquired for $310M by Walmart.
Andy Dunn
Lead Investor

Becoming a prominent figure in the consumer ecosystem, **Andy** has backed successes like Warby Parker and Coinbase. Dunn's 2022 memoir, "**Burn Rate: Launching a Startup and Losing My Mind**," candidly reveals his struggle with mental health while building Bonobos. Notably, this is Dunn's second investment in Lovebox, showcasing his continued support and belief in the venture.

> ***"Investing in Lovebox means embracing a mission that resonates deeply with me – creating genuine connections and spreading joy. I'm thrilled to contribute to this journey.", Andy Dunn, lead investor, founder of Bonobos (acquired $310M by Walmart).***

Note: Andy has invested in SAS LOVEBOX.LOVE, the parent company of LOVEBOX INC. Only US companies can raise on Wefunder.

By investing, you're not simply seeking a multiple on your investment; you're also **supporting a positive mission**, as our community member and investor Kathy S shared with us:

"Have you ever wished you could give someone a box of joy? My 28-yr-old niece was diagnosed with stage 4 cancer when her new daughter was only a few months old. Amidst my tears, I thought of how scared she must be. What could I do? Flowers? They wouldn't last long. Groceries? I didn't know what she could eat. I felt helpless. Then I found the LoveBox and sent one to her immediately. She was curious so set it up right away and sent me her code. I began to send her messages. Who would think that a spinning red heart on a box could bring so many smiles? When her daughter sees the heart spinning, she points to it and squeals "Mommy, message!" (while clapping her hands and pointing.) I was given a LoveBox, and I love that spinning heart. When I get a message, I feel loved from head to toe. Wow! Someone had invented a gift of endless love and joy! When I heard about the fundraising campaign, I wanted to be involved in this positive mission. I believe it can change the world, one LoveBox at a time." Kathy S, early adopter and investor



mission. I believe it can change the world, one LoveBox at a time." , Kathy S, early adopter and investor.

Here is our team's track record since we started the business.

We are capital-efficient. In 2017 we launched the Lovebox, our first product after raising only $750K capital. This resulted in **$24M in revenue globally to date** ($24M collectively by the parent company, $14.2M of which is from the US subsidiary that you would be investing into), with $6M annual revenue in 2022 including a subscription model generating $30K monthly recurring revenue. As multiple users can connect to a Lovebox, over a million people have used our product since we started.

Beyond the traction of the product, people care about our company's mission to spread happiness as reflected by our **490M views on TikTok**. Not bad for limited working capital. Imagine what we could do with your investment.



Our track record with Lovebox
Only $750k of capital resulting in:
$24M
Revenue
250,000
Units Sold
50%
Gross Margin
80%
US Market

Note: these figures refer to the parent company. Investors in this round would be investing directly into the US company, which is a subsidiary of the parent company. $14.2M of the $24M was generated by the US company.



Lovebox: the modern-day love note messenger

The Lovebox is a tangible messaging device to receive photos, drawings or positive notes from a distance. It is a WiFi-enabled device paired with a mobile app. Visit the Lovebox e-commerce website for more details.





Lovebox Messenger
The Lovebox goes beyond traditional communication to deliver special expressions of affection.
The heart spins when there is a message until...
Send messages with the Lovebox app from anywhere in the world.
...you open the lid to discover the message.

We address the global mental health epidemic.

Mental health is a pressing issue for countless Americans, with **over 50% of adults experiencing mental illness at some point in their lives.** Our products help individuals establish and maintain healthy habits for mental and social well being. It is the core of our purpose – to spread universal love and support.



Why Now
The global mental health epidemic boosts demand for genuine social connection and self-care products.
Over 50% of young adults will experience mental illness at some point in their lives. They



desperately need tools to foster mental health for the long term.

While reactive solutions are essential to recover from mental health issues, the research community agrees that proactive lifestyle changes can help prevent isolation and mental health issues.

According to relationship researcher, John Gottman, **a 5:1 ratio between positive and negative interactions is key to maintaining healthy relationships.** By dedicating a channel to positive interactions, the Lovebox helps people maintain this "magic ratio".

💜 **Our sweet story**

Wondering how our founder came up with this idea? **Here is the sweet story behind the invention** of the Lovebox:



The Sweet Story Behind The Invention

It all started in 2016 when Jean (our founder) left France for a postdoctoral researcher position at MIT in Boston.

He wanted to find a way to share his love with her, without being constrained by distance

While his fiancée Mélodie was an ocean away, Jean had a brilliant idea!

His solution was this romantic digital messenger! Super sweet, right?

💜 **Today, the Lovebox helps people nurture all kinds of relationships.**

We are proud to have designed a **product loved by all generations. Here is what our customers say** (public reviews from __Uncommongoods__ website).



"I first bought this product for my grandfather after my grandmother passed away. He was alone all day long during the pandemic, which was really hard for him and the rest of us. The big plus is that all the family could also connect to his Lovebox and now we can all send him messages! Since then, I bought another 3 Lovebox: 2 for friends and 1 for my sister! Just because it is so cool. Highly recommend it."



"My 4 year old nephew was so giggly to check his Lovebox before bed. His eyes light up & get all sparkly when he sees the little heart twirling. Best purchase for long distance love!!"



"I received the Lovebox from my boyfriend to help me go through our long-distance relationship. The messages he sends me on my Lovebox bring me so much more happiness than a simple text on my phone! I am always super excited


when I see the heart of my
Lovebox spinning when I come
back home and can't wait to
discover what he sent me. I'm
planning to gift him a Lovebox for
his upcoming birthday as well :)"

Our customers love the product and the mobile app, as confirmed by **thousands of independent positive reviews** on our retailers' website and on the App Store.


Our Customers Love The Product
4.74
97%
Ratings and Reviews
4.8

*And the press loves us too! Here are a few links: **Today Show, New York Post, Wired, Forbes, CNET**.*


The press loves us too!
NEW YORK POST
ELLE
iMore
WIRED
TODAY
Forbes
Elite DAILY
Medium
Mashable

Lovebox's success reveals a broader market opportunity: happiness hubs for the home.

Lovebox is just the tip of the iceberg. The larger opportunity is to develop **mass-market happiness hubs for the home** which we are doing through our new products: Lovebox Channels and Happy Loop. Both will launch at the end of 2023.


The Opportunity
We identified a market opportunity for home hubs delivering daily doses of happiness.
The quick Lovebox traction is a proof of concept of this gigantic new market for home hubs specifically designed for genuine social connection and mental wellbeing.

We launch this campaign to finance our expansion into a positive content platform.


Lovebox Channels
Introducing Lovebox Channels.
Lovebox Channels
Receive daily content on your Lovebox
One quote a day
Follow
Positive affirmations
Follow
Users subscribe to



Lovebox Channels to receive daily good vibes right on their Lovebox.
Taurus horoscope
Follow
Home
Channels

Lovebox Channels allow Lovebox users to receive daily positive content they can choose based on their interests and goals.

Here's a selection of daily content categories for Lovebox channels – and remember, the possibilities are endless:

- **Motivational Content:** Rewire your thought patterns with regular and impactful cognitive reinforcement such as positive affirmations or inspirational quotes.
- **Relationship Tips & Challenges:** Discover daily content designed to deepen bonds with your family or significant other.
- **Daily Personal Challenges:** Embrace daily challenges tailored to specific personal goals, propelling you toward meaningful achievements (healthier lifestyle, eco-friendly behaviors, gratitude, kindness, etc.).



"You are on the path to a brighter future"

Lovebox Channels will expand the offering under our existing (and successful) premium subscription where we currently have a 15% conversion rate for a **$5 monthly paid subscription.** The current subscription already unlocks premium templates for their messages. It will expand to unlock daily positive content channels as well. We expect this addition to significantly increase our subscription's conversion rate and retention, contributing to a robust recurring revenue stream.

Premium subscriptions for wellbeing content are a proven business model. 'I am', a mobile app delivering daily positive affirmations to its users, generates an estimated $400K in monthly recurring revenue. More recently, hardware company **Presence** adopted a similar approach as ours distributing positive content ($50 yearly subscription) through a hardware device .



As part of our expansion strategy, our new Happy Loop product offers a low-tech solution for daily happiness.



Happy Loop
Introducing Happy Loop, a low-tech solution to build daily routines to bring positivity and build mental wellbeing.

Happy Loop helps people build daily routines nurturing their social and mental wellbeing through personalized cards. Visit the **Happy Loop pre-order website** for more details.



Happy Loop
The Happy Loop patented mechanism dispenses a unique card while playing a melody when you turn the music box lever.


No motor, no battery, no screens, no WiFi.

The filed patent serves as a barrier to entry for potential competitors for the next 20 years.

A Kindle-like business model

Buying a Happy Loop is just the beginning of the customer's journey. Our Happy Loop Store will also provide a recurring revenue stream where **customers buy cards for their Happy Loop just like they would buy e-books for a Kindle.**


Happy Loop Store
Users refill their Happy Loop every month with new cards purchased from the Happy Loop Store.
Today, I intend to bring joy to someone else.

The Happy Loop Store is to Happy Loop what Lovebox Channels are to Lovebox. Both products serve the same mission. While the Lovebox solution relies on hardware to receive digital content, Happy Loop is a low-tech card-based mechanical solution. This expansion strategy enables the company to target new customer segments and open up fresh distribution channels.

Prestigious collaborations

The quality of our products and our brand's awareness unlocked **prestigious collaborations** with The MoMA Design Store, The Little Prince, Molang, Hello Kitty, Warner Bros (contract pending for Harry Potter license), and many more to come. Each week, we are presented with new opportunities!


Collaborations Opportunities
Massive growth potential through collaborations
License contracts with Harry Potter, Keith Haring, Molang, Hello Kitty, The Little Prince, authors, content creators and publishing houses.

Scalable business model: hardware purchases generate recurring revenue stream.

Through both Lovebox Channels and the Happy Loop store, **we create recurring revenue opportunities.** With the Happy Loop store, in particular, we anticipate an even higher conversion rate for recurring purchases as the Happy Loop product requires new cards to sustain the ongoing experience.


Nespresso Business Model
We are building the Nespresso of Happiness.
The Lovebox alone launched in 2017 is already generating $6M annual revenue.


Home hardware purchase
Recurring content purchases
Starting at $50
Lovebox hardware purchase
Happy Loop hardware purchase
Starting at $5 per month
Lovebox content subscription
Happy Loop cards

Product Roadmap & Revenue Projections

Our product roadmap aims to **expand our products from love messaging to positive content platforms.**


Product Roadmap
09/2023
11/2023
2024
Lovebox Channels
Happy Loop Launch
Collaborations

The new product developments unlock **a new growth stage.** The lower price point of the Happy Loop product opens more mass-market distribution opportunities. The Lovebox Channels and the Happy Loop store drive a **sustainable and profitable recurring revenue stream.**


Lovebox Inc Revenue projections
Our product roadmap is propelling us to double our annual revenue.
$6M
2024
$8M
2025
$10M
2026

Note: forward-looking projections cannot be guaranteed. Lovebox Inc is a company that specializes in both retail and wholesale of a device known as "the Lovebox" in the United States. "The Lovebox" is a connected, messaging device that pairs with an app to go beyond regular communication and deliver special expressions of affection.

Our collaboration agreements often encompass the Lovebox Messenger, the Lovebox Channels and the Happy Loop products, illustrating the synergies between the three.

Investment Opportunity

We are offering the Lovebox and Wefunder communities a chance to participate in a revenue-share deal that offers a 2x return on investment within an anticipated 3-year timeframe (results not guaranteed).

Every quarter, starting from Q1 2024, the company will repay 4.46% of the previous quarter's revenue to investors.

In contrast to equity investments, you will receive repayments every quarter until we have returned 2x your initial investment, rather than having to wait for years until a hypothetical acquisition or public introduction of the company takes place.


Investment Opportunity
We are raising $500K from our community and the crowd.


USE OF FUNDS
40% marketing / 20% product development / 20% collaborations / 20% sales team
YOUR RETURN
2x ROI
in 3 years
This WeFunder deal pays out 4.46%* of our revenue until you have recouped double your initial investment.

Note: forward-looking projections cannot be guaranteed.

We raised $280K directly from our community before publicly launching this Wefunder campaign.

The 4.46% revenue-share percentage has been calculated to ensure a 2x return within 3 years, based on revenue projections. If the company's revenue grows at a faster rate, you could potentially receive your 2x investment sooner. Alternatively, if the company's revenue growth is more gradual, the repayment period might extend, but you will still achieve a 2x multiple on your investment.


Repayment schedule
Repayments occur every quarter until you've been repaid 2x your investment*.
*2.28x for early birds investors
$268K**
2024
$357K**
2025
$446K**
2026
**based on provided revenue projections (see above)

Note: forward-looking projections cannot be guaranteed.

By aligning the repayment schedule with the company's revenue, the revenue-share model synchronizes the repayment timeline with the company's sales seasonality.

**More information about this economic model here.*

Our Vision For A Brighter Tomorrow


Our Vision For A Brighter Tomorrow
Our long-term ambition is to equip every single home with a happiness hub.
TODAY
250K
Loveboxes
OUR AMBITION
2.3B
houses

This vision serves as our north star.

With our existing product roadmap and the investment from this Wefunder opportunity, **we anticipate surpassing the milestone of equipping over one million houses globally within 3 years.**

The Loveteam

Bringing joy to every home is not only our company's mission, it is a source of pride and inspiration to everyone in the team. Please join us as we spread love and happiness across the globe!





♥ Earn perks when you invest

Last but not least, **invest $1,000+ and get a 25% lifetime discount** for your personal purchases on our e-commerce.

Extensive List of Perks:

 **$500+ investment**

- An e-commerce voucher to get a **Happy Loop for free**

⭐ **$1,000+ investment**

- An e-commerce voucher to get a **Lovebox for free**
- A 25% **VIP lifetime coupon** for your personal purchases on our e-commerce.

💝 **$2,500+ investment**

- An e-commerce voucher to get **a Happy Loop and a fully personalized Lovebox Duo Pack for free** (2 Lovebox with personalized spinny and engraving)
- A 25% **VIP lifetime coupon** for your personal purchases on our e-commerce.

🏆 **$5,000+ investment**

- An e-commerce voucher to equip all **your family with a Lovebox** (10 Lovebox family pack).
- A 25% **VIP lifetime coupon** for your personal purchases on our e-commerce.
- All our digital **premium subscriptions unlocked for free** for all your family (up to 10 accounts, unlocked for life).

💎 **$10,000+ investment**

- An e-commerce voucher to equip all your family with a Lovebox (10 Lovebox family pack).
- A 25% VIP lifetime coupon for your personal purchases on our e-commerce.
- All our digital premium subscriptions unlocked for free for all your family (up to 10 accounts, unlocked for life).
- **A dinner with our founder** (Location options: Los Angeles, San Francisco, Sydney, Paris, or over Zoom).

♥ Questions?

Email our founder at ceo@lovebox.love or ask a question on this page.

Want to book a 1-1 meeting or attend a seminar about Lovebox projects? Fill out this form!